SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 01 February, 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------







February 1, 2007



         ANDY INGLIS JOINS BP BOARD AND SUCCEEDS TONY HAYWARD AS HEAD
                         OF EXPLORATION & PRODUCTION


The board of BP p.l.c. today announced that it has appointed Andy Inglis as a managing director of the BP Group. He also succeeds Tony Hayward as chief executive of BP's Exploration & Production (E&P) business. Both appointments are with immediate effect.

Mr Inglis joined BP in 1980 and has held a number of E&P posts. He was most recently deputy chief executive of E&P and a member of BP's Group Executive team.

Commenting on the appointment, BP chairman Peter Sutherland said: "I am pleased to welcome Andy Inglis to the board. He will now be responsible for all of the Group's E&P business. This will allow Tony Hayward, as Group CEO-designate, to focus on the transition, working closely with John Browne in the period to the end of July."

Lord Browne said: "Aside from his great strategic sense and business track record, Andy brings deep technical strengths to the board. He is joining a refreshed executive team which I expect to bring renewed momentum to BP's future performance."


Biography of Andrew G. Inglis

Andy Inglis (47) has been BP executive vice president and deputy chief executive of E&P since 2004, with responsibility for BP's growth areas, including Azerbaijan, Angola, Algeria, the deepwater Gulf of Mexico, Egypt, Trinidad, and the Asia-Pacific region.

Mr. Inglis received an MA in Engineering from Pembroke College, Cambridge University and joined BP in 1980. He is a Chartered Mechanical Enineer, a Fellow of the Royal Academy of Engineering, and a Fellow of the Institute of Mechanical Engineers.

He began his career in BP as a mechanical engineer, working on various North Sea projects. In the late 1980s, he moved to a series of commercial roles in BP Exploration in Aberdeen and London. After a period in the upstream executive office, in 1994 he moved to Alaska to serve as the manager for the Kuparuk field. He returned to London in 1996 as chief of staff for the upstream business. From 1997 until 1999, he was responsible for leading BP's activities in the deepwater Gulf of Mexico.

In January 1999, following the merger of BP and Amoco, he became vice president, US Western

Gas business unit. In September 2000, he joined the upstream executive committee as a group vice president and was appointed executive vice president in 2004.

He is married with five children aged between 14 years and 11 months (twins). His interests include golf, sailing and skiing.



Note to editors:

- A photograph of Andy Inglis is available from the BP press office or from www.bp.com

Further information:

BP press office, London: +44 (0)20 7496 4076

                                    - ENDS -



                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated:  01 February, 2007                     /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary